

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

>   Re: **Century Communities, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 5, 2014**
>   **File No. 333-195678**

Dear Mr. Francescon:

We have reviewed your amended registration statement and have the following comments.

Capitalization, page 53

1.   Please reconcile the disclosure in note (1) on page 53 with the disclosure in note (1) on page 16. Please also reconcile the disclosures related to restricted shares on page 144 with the disclosures on page 147.

Dilution, page 54

2.   In the first sentence of the third paragraph you state "As of March 31, 2014, our pro forma as adjusted net tangible book value was approximately $273.2 million". It appears to us this amount represents actual net tangible book value. Please revise as appropriate.

3.   It also appears to us the amount you present as total pro forma as adjusted net tangible book value immediately after this offering of $362.5 as of March 31, 2014 should be revised to reflect the goodwill and intangible assets you recorded related to your acquisition of LVLH. Please revise this amount and the related dilution disclosures as appropriate.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Mark J. Kelson, Greenberg Traurig, LLP
        William Wong, Greenberg Traurig, LLP